Swire Pacific

Swire Pacific Limited
35/F, Two Pacific Place,
88 Queensway, Hong Kong.
Facsimile: 2845 4876

Our Ref: CSA/PAC1/24

02 OCT -2 AM 10:56

19th September 2002

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
USA

02055150

Dear Sirs,

SUPPL

<u>Swire Pacific Limited</u>
<u>File No. 82-2184</u>

Pursuant to our obligations under Rule 12g3-2(b) of the Securities and Exchange Act of 1934, please note that Mr. Kwok King Man, Clement and Ms. Yang Mun Tak, Marjorie were appointed independent non-executive Directors of Swire Pacific Limited with effect from 19th September 2002 and 1st October 2002 respectively.

Yours faithfully,
For SWIRE PACIFIC LIMITED

PROCESSE
OCT 0 9 200
THOMSON
FINANCIAL

Margaret Yu
Secretary

MY/ry
Pac/Pac1-24 SEHKNY/SEHK-NY

c.c. Brian Ho (BONY NY)

dlw 10/3